UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2017



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, March 1, 2017, Dollar Tree, Inc. issued a press release reporting its fiscal 2016 fourth quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated March 1, 2017 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: March 1, 2017   By: /s/ Kevin S. Wampler
                                           Kevin S. Wampler
                                           Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated March 1, 2017 issued by Dollar Tree, Inc.

Exhibit 99.1



**DOLLAR TREE, INC. REPORTS RESULTS FOR THE
FOURTH QUARTER AND FISCAL YEAR 2016**

~ Sales Increased 5.0% to $5.64 Billion ~
~ Enterprise Same-Store Sales Increased 1.2% ~
~ Same-Store Sales by Segment: Dollar Tree +2.3%, Family Dollar +0.2% ~
~ Diluted Earnings per Share Increased 40.2% to $1.36 vs. $0.97 ~
~ Earnings Include Expenses of $0.03 per Share for Debt Prepayment ~

CHESAPEAKE, Va. - March 1, 2017 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today reported results for its fourth quarter and fiscal year ended January 28, 2017.

"We are pleased with our overall performance for fiscal 2016," stated Bob Sasser, Chief Executive Officer. "For the fourth quarter, both the Dollar Tree and Family Dollar banners delivered positive growth in same-store sales. Gross margin and operating margin rates improved and EPS grew 40.2% from the prior year's quarter, exceeding the upper end of our guidance range. For the year, we opened 584 new stores, exceeded $20 billion in sales, delivered record earnings, and continued to make significant progress on our integration of Family Dollar."

Fourth Quarter Results

Consolidated net sales increased 5.0% to $5.64 billion from $5.37 billion in the prior year's fourth quarter. Enterprise same-store sales increased 1.2% on a constant currency basis. Adjusted to include the impact of Canadian currency fluctuations, the same-store sales increase was 1.3%. The same-store sales growth was driven by increases in comparable customer count and average ticket. Same-store sales for the Dollar Tree banner increased 2.3% on a constant currency basis (or 2.4% when adjusted to include the impact of Canadian currency fluctuations). Same-store sales for the Family Dollar banner increased 0.2%.

Gross profit increased 9.3% to $1.81 billion in the quarter compared to $1.65 billion in the prior year's fourth quarter. As a percent of sales, gross margin increased to 32.1% compared to 30.8% in the prior year. The improvement was driven primarily by lower merchandise and freight costs. The prior year's fourth quarter included $15.9 million for Family Dollar related to the amortization of the stepped-up inventory basis and $11.5 million for Dollar Tree of planned markdowns associated with re-bannering Deals stores.

Selling, general and administrative expenses were 21.7% of sales compared to 22.0% of sales in the prior year's fourth quarter. The improvement, as a percent of sales, was driven primarily by lower payroll costs, legal fees and depreciation expense, partially offset by higher store hourly payroll, advertising, and repairs and maintenance expense.

Operating income increased 24.9% to $586.5 million compared with $469.7 million in the same period last year. Operating income margin increased to 10.4% in the current quarter from 8.8% in last year's quarter. This increase in operating income is the result of a $71.7 million increase in operating income in the Dollar Tree segment and a $45.1 million increase in operating income in the Family Dollar segment.

The Company's effective tax rate for the quarter was 35.3% compared to 35.0% in the prior year period.

Net income compared to the prior year's fourth quarter increased $92.8 million, or 40.5%, to $321.8 million, and diluted earnings per share increased to $1.36.

During the quarter, the Company opened 104 stores, expanded or relocated 27 stores, and closed 55 stores. Additionally, the Company opened eight former Family Dollar store locations as new Dollar Tree stores. Retail selling square footage at fiscal year-end was approximately 112.4 million square feet.

Full Year Results

Consolidated net sales increased 33.7% to $20.72 billion from $15.50 billion in the prior year. The $5.22 billion increase was the result of $4.42 billion in incremental net sales from the acquired Family Dollar stores, sales from new Dollar Tree stores, and a 1.8% same-store sales increase.

Gross profit increased $1.74 billion, or 37.3%, to $6.39 billion from $4.66 billion in the prior year. Gross margin increased by 70 basis points to 30.8% compared to the prior year period.

Selling, general and administrative expenses were 22.6% of sales compared to 23.3% of sales in the prior year.

Net income increased $613.8 million compared to the prior year, to $896.2 million, resulting in net income of $3.78 per diluted share.

Company Outlook

The Company estimates consolidated net sales for the first quarter of 2017 to range from $5.26 billion to $5.35 billion, based on a flat to low single-digit increase in same-store sales for the combined enterprise. Diluted earnings per share are estimated to be in the range of $0.91 to $0.98. This compares to a reported $0.98 per diluted share from the prior year's first quarter, or $0.89 per diluted share when adjusted for the one-time tax rate benefit of $0.09 per share related to state tax planning.

For fiscal 2017, the Company estimates consolidated net sales will range from $21.94 billion to $22.33 billion. This estimate is based on a flat to low single-digit increase in same-store sales and 3.9% square footage growth. Fiscal 2017 diluted earnings per share are expected to range from $4.20 to $4.56. Fiscal 2017 will include a 53rd week. The extra week, in the fourth quarter, is expected to add $400 million to $430 million to sales and $0.19 to $0.22 to earnings per diluted share, both of which are included in the guidance.

Sasser added, "We believe we are extremely well positioned in the most attractive sector of retail to deliver increased value for our long-term shareholders. Our Dollar Tree and Family Dollar banners are each focused on offering great value and convenience to our shoppers. With two great banners, we can effectively grow our store base and serve more customers across a broad geography and a diverse demographic population with the products they need and want. We have a resilient business model, a focused and energized leadership team, a lengthy runway for store growth, and tremendous opportunities to continue improving our businesses."

Conference Call Information

On Wednesday, March 1, 2017, the Company will host a conference call to discuss its earnings results at 9:00 a.m. Eastern Time. The telephone number for the call is 800-406-5345. A recorded version of the call will be available until midnight Tuesday, March 7, 2017 and may be accessed by dialing 888-203-1112. The access code is 2781470. A webcast of the call is accessible through Dollar Tree's website, and will remain online through Tuesday, March 7, 2017.

Dollar Tree, a Fortune 200 Company, operated 14,334 stores across 48 states and five Canadian provinces as of January 28, 2017. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding first quarter 2017 and full-year 2017 net sales and same-store sales, first quarter 2017 and full-year 2017 diluted earnings per share, square footage growth, the benefits, results, and effects of the merger with Family Dollar, including integration plans and synergies, and future financial and operating results and shareholder value, the combined company's plans, objectives, expectations (financial and otherwise) and intentions. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 28, 2016, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed December 6, 2016 and other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc.
              Randy Guiler, 757-321-5284
              Vice President, Investor Relations
              www.DollarTree.com
              DLTR-E

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)

		13 Weeks Ended			Year Ended		
		January 28, 2017		January 30, 2016		January 28, 2017		January 30, 2016 (1)
		(Unaudited)		(Unaudited)		(Unaudited)		
Net sales	$	5,635.3	$	5,365.3	$	20,719.2	$	15,498.4
Cost of sales		3,828.3		3,712.7		14,324.5		10,841.7
Gross profit		1,807.0		1,652.6		6,394.7		4,656.7
		32.1%		30.8%		30.8%		30.1%
Selling, general and administrative expenses		1,220.5		1,182.9		4,689.9		3,607.0
		21.7%		22.0%		22.6%		23.3%
Operating income		586.5		469.7		1,704.8		1,049.7
		10.4%		8.8%		8.2%		6.8%
Interest expense, net		88.8		114.8		375.5		599.4
Other (income) expense, net		—		2.4		(0.1)		2.1
Income before income taxes		497.7		352.5		1,329.4		448.2
		8.8%		6.6%		6.4%		2.9%
Income tax expense		175.9		123.5		433.2		165.8
Income tax rate		35.3%		35.0%		32.6%		37.0%
Net income	$	321.8	$	229.0	$	896.2	$	282.4
		5.7%		4.3%		4.3%		1.8%
Net earnings per share:								
Basic	$	1.36	$	0.97	$	3.80	$	1.27
Weighted average number of shares		236.1		234.9		235.7		222.5
Diluted	$	1.36	$	0.97	$	3.78	$	1.26
Weighted average number of shares		237.1		236.0		236.8		223.5

(1) For the year ended January 30, 2016, Selling, general & administrative expenses includes merger expenses of $38.7 million related to the acquisition of Family Dollar Stores, Inc. on July 6, 2015, and Interest expense, net for the year ended January 30, 2016 includes incremental costs incurred to the July 6, 2015 acquisition date in connection with the repayment of pre-existing debt of $343.2 million. Excluding these acquisition-related expenses, Net income and Diluted earnings per share for the year ended January 30, 2016 were $518.2 million and $2.32, respectively. The January 30, 2016 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Segment Information
(In millions, except store count)

	13 Weeks Ended				Year Ended			
	January 28, 2017		January 30, 2016		January 28, 2017		January 30, 2016 (a)	
	(Unaudited)		(Unaudited)		(Unaudited)			
Net sales:								
Dollar Tree	$ 2,899.9		$ 2,688.4		$ 10,138.7		$ 9,336.4	
Family Dollar	2,735.4		2,676.9		10,580.5		6,162.0	
Total net sales	$ 5,635.3		$ 5,365.3		$ 20,719.2		$ 15,498.4	
Gross profit:								
Dollar Tree	$ 1,088.5	37.5%	$ 978.9	36.4%	$ 3,584.7	35.4%	$ 3,249.3	34.8 %
Family Dollar	718.5	26.3%	673.7	25.2%	2,810.0	26.6%	1,407.4	22.8 %
Total gross profit	$ 1,807.0	32.1%	$ 1,652.6	30.8%	$ 6,394.7	30.8%	$ 4,656.7	30.1 %
Operating income (loss):								
Dollar Tree (b)	$ 476.1	16.4%	$ 404.4	15.0%	$ 1,305.3	12.9%	$ 1,080.5	11.6 %
Family Dollar	110.4	4.0%	65.3	2.4%	399.5	3.8%	(30.8)	(0.5)%
Total operating income	$ 586.5	10.4%	$ 469.7	8.8%	$ 1,704.8	8.2%	$ 1,049.7	6.8 %

	13 Weeks Ended						Year Ended					
	January 28, 2017			January 30, 2016			January 28, 2017			January 30, 2016		
	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total
Store Count:												
Beginning	6,320	7,964	14,284	5,841	8,197	14,038	5,954	7,897	13,851	5,367	8,284	13,651
New	47	57	104	63	65	128	359	225	584	400	166	566
Rebanner (c)	8	(7)	1	58	(20)	38	91	(91)	—	205	(205)	—
Closings	(15)	(40)	(55)	(8)	(20)	(28)	(44)	(57)	(101)	(18)	(23)	(41)
Divestitures	—	—	—	—	(325)	(325)	—	—	—	—	(325)	(325)
Ending	6,360	7,974	14,334	5,954	7,897	13,851	6,360	7,974	14,334	5,954	7,897	13,851
Selling Square Footage (in millions)	54.7	57.7	112.4	51.3	57.1	108.4	54.7	57.7	112.4	51.3	57.1	108.4
Growth Rate (Square Footage)	6.6%	1.1%	3.7%	10.3%	100.0%	133.1%	6.6%	1.1%	3.7%	10.3%	100.0%	133.1%

(a) The results of Family Dollar's operations are included from the July 6, 2015 acquisition date. The January 30, 2016 information was derived from the audited consolidated financial statements as of that date.

(b) For the year ended January 30, 2016, Selling, general & administrative expenses includes merger expenses of $38.7 million for the Dollar Tree segment related to the acquisition of Family Dollar Stores, Inc. on July 6, 2015. Excluding these acquisition-related expenses, Operating income for the year ended January 30, 2016 was $1,119.2 million for the Dollar Tree segment.

(c) Stores are included as rebanners when they close or open, respectively.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(In millions)

	January 28, 2017 (Unaudited)		January 30, 2016	
Cash and cash equivalents	$	866.4	$	736.1
Short-term investments		4.0		4.0
Merchandise inventories, net		2,865.8		2,885.5
Other current assets		201.8		310.3
Total current assets		3,938.0		3,935.9
Property and equipment, net		3,115.8		3,125.5
Assets available for sale		9.0		12.1
Goodwill		5,023.5		5,021.7
Favorable lease rights, net		468.6		569.4
Tradename intangible asset		3,100.0		3,100.0
Other intangible assets, net		5.1		5.8
Other assets		41.6		130.8
Total assets	$	15,701.6	$	15,901.2
Current portion of long-term debt	$	152.1	$	108.0
Accounts payable		1,119.6		1,251.9
Other current liabilities		744.2		722.6
Income taxes payable		90.0		12.9
Total current liabilities		2,105.9		2,095.4
Long-term debt, net, excluding current portion		6,169.7		7,238.4
Unfavorable lease rights, net		124.0		149.3
Deferred tax liabilities, net		1,458.9		1,586.6
Income taxes payable, long-term		71.2		71.4
Other liabilities		382.4		353.2
Total liabilities		10,312.1		11,494.3
Shareholders' equity		5,389.5		4,406.9
Total liabilities and shareholders' equity	$	15,701.6	$	15,901.2

The January 30, 2016 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)

	Year Ended	
	January 28, 2017	January 30, 2016
	(Unaudited)	
Cash flows from operating activities:		
Net income	$ 896.2	$ 282.4
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	637.5	487.6
Provision for deferred taxes	(124.1)	25.6
Other non-cash adjustments to net income	126.2	125.6
Changes in operating assets and liabilities	137.5	(118.7)
Total adjustments	777.1	520.1
Net cash provided by operating activities	1,673.3	802.5
Cash flows from investing activities:		
Capital expenditures	(564.7)	(480.5)
Acquisition of Family Dollar, net of common stock issued, equity compensation and cash acquired	—	(6,527.7)
Purchase of restricted investments	(36.1)	(23.7)
Proceeds from sale of restricted investments	118.1	53.0
Proceeds from (payments for) fixed asset disposition	(0.9)	0.5
Net cash used in investing activities	(483.6)	(6,978.4)
Cash flows from financing activities:		
Principal payments for long-term debt	(4,036.2)	(5,926.7)
Proceeds from long-term debt, net of discount	2,962.5	12,130.2
Debt-issuance costs	(6.1)	(159.8)
Repayments of revolving credit facility	(140.0)	—
Proceeds from revolving credit facility	140.0	—
Proceeds from stock issued pursuant to stock-based compensation plans	41.5	13.9
Cash paid for taxes on exercises/vesting of stock-based compensation	(22.2)	(21.6)
Tax benefit of exercises/vesting of stock-based compensation	—	12.8
Net cash provided by (used in) financing activities	(1,060.5)	6,048.8
Effect of exchange rate changes on cash and cash equivalents	1.1	(0.9)
Net increase (decrease) in cash and cash equivalents	130.3	(128.0)
Cash and cash equivalents at beginning of period	736.1	864.1
Cash and cash equivalents at end of period	$ 866.4	$ 736.1

The January 30, 2016 information was derived from the audited consolidated financial statements as of that date.